UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 6)*

Celator Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

15089R 102
(CUSIP Number)

CAXTON CORPORATION
731 ALEXANDER ROAD, BLDG. 2
PRINCETON, NEW JERSEY 08540
C/O MR. HEATH N. WEISBERG
TELEPHONE: (212) 205-6805
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

July 12, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15089R 102	13D

1.	Name of Reporting Persons Valence Life Sciences GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0%

14.	Type of Reporting Person (See Instructions) OO

__________________________
(1)
Although the VLS Filers (as defined in Item 2) are jointly filing this Schedule 13D with the CDK Filers (as defined in Item 2) and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the VLS Filers disclaim beneficial ownership over the Issuer's Common Stock held by the CDK Filers and further represent that they have no voting or dispositive powers over such shares.

CUSIP No. 15089R 102	13D

1.	Name of Reporting Persons Valence CDK SPV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0%

14.	Type of Reporting Person (See Instructions) PN

__________________________
(1)
Although the VLS Filers are jointly filing this Schedule 13D with the CDK Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the VLS Filers disclaim beneficial ownership over the Issuer's Common Stock held by the CDK Filers and further represent that they have no voting or dispositive powers over such shares.

CUSIP No. 15089R 102	13D

1.	Name of Reporting Persons Eric W. Roberts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0%

14.	Type of Reporting Person (See Instructions) IN

__________________________
(1)
Although the VLS Filers are jointly filing this Schedule 13D with the CDK Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the VLS Filers disclaim beneficial ownership over the Issuer's Common Stock held by the CDK Filers and further represent that they have no voting or dispositive powers over such shares.

CUSIP No. 15089R 102	13D

1.	Name of Reporting Persons CDK Associates LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0%

14.	Type of Reporting Person (See Instructions) OO

__________________________
(1)
Although the CDK Filers are jointly filing this Schedule 13D with the VLS Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the CDK Filers disclaim beneficial ownership over the Issuer's Common Stock held by the VLS Filers except to the extent of their pecuniary interest therein and further represent that they have no voting or dispositive powers over such shares.

CUSIP No. 15089R 102	13D

1.	Name of Reporting Persons Caxton Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0%

14.	Type of Reporting Person (See Instructions) CO

__________________________
(1)
Although the CDK Filers are jointly filing this Schedule 13D with the VLS Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the CDK Filers disclaim beneficial ownership over the Issuer's Common Stock held by the VLS Filers except to the extent of their pecuniary interest therein and further represent that they have no voting or dispositive powers over such shares.

CUSIP No. 15089R 102	13D

1.	Name of Reporting Persons Bruce Kovner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0%

14.	Type of Reporting Person (See Instructions) IN

__________________________
(1)
Although the CDK Filers are jointly filing this Schedule 13D with the VLS Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the CDK Filers disclaim beneficial ownership over the Issuer's Common Stock held by the VLS Filers except to the extent of their pecuniary interest therein and further represent that they have no voting or dispositive powers over such shares.

CUSIP No. 15089R 102	13D

1.	Name of Reporting Persons Scott Morenstein(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0%

14.	Type of Reporting Person (See Instructions) IN

__________________________
(1)
Although the CDK Filers are jointly filing this Schedule 13D with the VLS Filers, Morenstein disclaims beneficial ownership over the Issuer's Common Stock held by the VLS Filers and the other CDK Filers except to the extent of his pecuniary interest therein.  Morenstein further represents that he has no voting or dispositive power over such shares.

Explanatory Note

This Amendment No. 6 to the Schedule 13D amends the Schedule 13D originally filed by certain of the Filing Persons (as defined herein) on May 9, 2013 (the "Original Schedule 13D") and the Schedule D Amendment No. 1 filed by certain of the Filing Persons on February 13, 2014 (the "First Amendment"), the Schedule D Amendment No. 2 filed by certain of the Filing Persons on November 26, 2014 (the "Second Amendment"), the Schedule D Amendment No. 3 filed by certain of the Filing Persons on April 22, 2016 (the "Third Amendment"), the Schedule D Amendment No. 4 filed by certain of the Filing Persons on June 1, 2016 (the "Fourth Amendment"), and the Schedule D Amendment No. 5 filed by certain of the Filing Persons on June 22, 2016 (the "Fifth Amendment").  Except as specifically amended hereby, the Original Schedule 13D, as amended and supplemented by the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment, remains in full force and effect.

Item 1.      Security and Issuer

Item 1 of the Original Schedule 13D is amended and restated in its entirety as follows:

(a)  This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Celator Pharmaceuticals, Inc., a Delaware corporation (the "Issuer").

(b)  The principal executive offices of the Issuer are located at 200 PrincetonSouth Corporate Center, Suite 180, Ewing, New Jersey 08628.

Item 2.      Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)  The persons filing this Schedule 13D are Valence CDK SPV, LP ("CDK SPV"), Valence Life Sciences GP II, LLC ("VLSGP"), Eric W. Roberts ("Roberts" and, collectively with VLSGP and CDK SPV, the "VLS Filers"), CDK Associates, LLC ("CDK"), Caxton Corporation ("Caxton"), Bruce Kovner ("Kovner"), and Scott Morenstein ("Morenstein" and, collectively with Kovner, CDK and Caxton, the "CDK Filers").  VLSGP is the general partner of the CDK SPV and Roberts is the sole manager of VLSGP.  Caxton is the manager of CDK, and Kovner is the sole stockholder of Caxton.  Morenstein is an employee of Caxton Alternative Management LP, an affiliate of Caxton. Collectively, the VLS Filers and the CDK Filers are referred to herein as the "Filing Persons."

(b)  The address of the principal place of business of each of the VLS Filers is 590 Madison Avenue, 21st Floor, New York, NY 10022.  The address of the principal place of business of each of the Caxton Filers is 731 Alexander Road, Bldg. 2, Princeton, New Jersey 08540.

(c)  The principal business of each of the Filing Persons is investments.

(d)  During the last five years, none of the Filing Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Filing Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Roberts, Kovner and Morenstein are United States citizens and each of the other Filing Persons is a Delaware limited partnership, limited liability company or corporation, as applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning each natural person serving as a director, manager or executive officer (collectively, the "Listed Individuals") of each corporate, limited liability company or partnership Filing Person is set forth on Schedule 1 hereto.  The information listed on Schedule 1 hereto is incorporated by reference herein.  During the last five years, to the best of the Filing Persons' knowledge, none of the Listed Individuals have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other consideration

The funds for the purchase of the Common Stock beneficially owned by the VLS Filers and CDK Filers other than Mr. Morenstein's options and Common Stock came from working capital of the VLS Filers and CDK, respectively.

Item 4.      Purpose of Transaction

No additional amendments to Item 4 of the Original Schedule 13D, as amended and supplemented by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment and the Fifth Amendment.

Item 5.      Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)(b)  The Filing Persons collectively beneficially own an aggregate of 0 shares of Common Stock representing 0% of the outstanding Common Stock of the Issuer.  The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Filing Persons is provided as of the date of this filing:

Filing Person	Shares Held Directly	Shares Issuable Upon Exercise of Warrants Held Directly(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
VLSGP	0	0	0	0	0	0	0	0%
CDK SPV	0	0	0	0	0	0	0	0%
Eric W. Roberts	0	0	0	0	0	0	0	0%
CDK	0	0	0	0	0	0	0	0%
Caxton	0	0	0	0	0	0	0	0%
Bruce Kovner	0	0	0	0	0	0	0	0%
Scott Morenstein	0	0	0	0	0	0	0	0%

(c)  On July 12, 2016, certain of the Filing Persons as set forth below tendered a total of 3,418,144 shares of Common Stock to Plex Merger Sub, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Jazz Pharmaceuticals plc, a public limited company formed under the laws of Ireland ("Jazz"), pursuant to the Purchaser's offer to purchase all of the outstanding common shares of the Issuer at a purchase price of $30.25 per common share, net to the seller in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2016 (as amended or supplemented) and in the related Letter of Transmittal (as amended or supplemented, which together with the Offer to Purchase, the "Offer").  Such Common Shares were purchased by Purchaser pursuant to the Offer on July 12, 2016.

Filing Person	Common Shares Tendered
CDK SPV	1,039,109
Roberts	143,986
CDK	1,591,750
Caxton and Kovner	637,022(1)
Morenstein	6,277

(1)  Includes 564,222 shares of Common Stock held directly by an investment entity wholly-owned by Kovner's family's charitable foundation (Caxton is the manager of the investment entity wholly-owned by Kovner's family's charitable foundation, and Kovner is the sole stockholder of Caxton and Co-Chairman of his family's charitable foundation) and (ii) 72,800 shares of Common Stock owned by certain employees of an affiliate of Caxton.

Additionally, shortly before July 12, 2016, certain employees of an affiliate of Caxton donated a total of 3,500 shares of Common Stock to charitable organizations.

On July 12, 2016, pursuant to the Agreement and Plan of Merger dated as of May 27, 2016, among Jazz, Purchaser and the Issuer (as amended or supplemented from time to time) (the "Merger"), the warrants held by certain of the Filing Persons as set forth below are being assumed by Jazz and represent the right to receive cash from Jazz in an amount equal to the difference between the exercise price per share of the warrants and $30.25, the purchase price per share of Common Stock in the Merger, multiplied by the number of underlying shares of Common Stock.

Filing Person	Warrants Assumed
CDK SPV	314,611
Roberts	44,740
CDK	924,050
Morenstein	358

On July 12, 2016, pursuant to the Agreement and Plan of Merger dated as of May 27, 2016, the 56,000 stock options held by Morenstein were canceled in exchange for an aggregate cash payment of $1,531,152, representing the difference between the exercise price per share of the stock options and $30.25, the purchase price per share of Common Stock in the Merger.

Except as set forth herein, no other transactions in the Common Stock were effected by the Filing Persons since the most recent filing of Schedule 13D.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No additional amendments to Item 6 of the Original Schedule 13D, as amended and supplemented by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment and the Fifth Amendment.

Item 7.     Material to Be Filed as Exhibits

A.                        Agreement regarding filing of joint Schedule 13D.

B.*                   Power of Attorney of Bruce Kovner (incorporated by reference to Exhibit 99 to the Initial Statement of Beneficial Ownership of Securities on Form 3 filed on behalf of Bruce Kovner with the Securities and Exchange Commission on May 9, 2013).

* Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 15, 2016

VALENCE LIFE SCIENCES GP II, LLC		CDK ASSOCIATES LLC

		By:	Caxton Corporation,
By:	/s/ Eric W. Roberts		its Manager
Name: Eric W. Roberts
Title: Managing Member
		By:	/s/ Heath Weisberg
Name: Heath Weisberg
VALENCE CDK SPV, LP			Title: General Counsel and Chief Compliance Officer of Caxton Corporation

By:	Valence Life Science GP II, LLC,
its General Partner

By:	/s/ Eric W. Roberts
Name: Eric W. Roberts
Title: Managing Member

ERIC W. ROBERTS		CAXTON CORPORATION

/s/ Eric W. Roberts		By:	/s/ Heath Weisberg
ERIC W. ROBERTS			Name: Heath Weisberg
Title: General Counsel and Chief Compliance Officer of Caxton Corporation

SCOTT MORENSTEIN		BRUCE KOVNER

/s/ Scott Morenstein		/s/ Heath Weisberg
SCOTT MORENSTEIN			Name: Heath Weisberg
Title: Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
 constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 1

Individual Directors, Managers and Executive Officers of Corporate, Limited Liability Company and Partnership Filing Person
Manager of VLSGP:

Eric W. Roberts
c/o Valence Life Sciences LLC
590 Madison Avenue, 21st Floor
New York, NY 10022
Principal Occupation:  Manager of the general partner of Valence CDK SPV, L.P.
Citizenship:  USA

Directors and Executive Officers of Caxton Corporation:

Bruce S. Kovner
c/o Caxton Corporation
731 Alexander Road, Bldg. 2
Princeton, New Jersey 08540
Principal Occupation:  Investor
Citizenship:  USA

Peter D'Angelo
c/o Caxton Corporation
731 Alexander Road, Bldg. 2
Princeton, New Jersey 08540
Principal Occupation:  Investor
Citizenship:  USA

Karen Cross
c/o Caxton Corporation
731 Alexander Road, Bldg. 2
Princeton, New Jersey 08540
Principal Occupation:  Chief Financial Officer
Citizenship:  USA

Heath Weisberg
c/o Caxton Corporation
731 Alexander Road, Bldg. 2
Princeton, New Jersey 08540
Principal Occupation:  Attorney
Citizenship:  USA

EXHIBIT INDEX

A.            Agreement regarding filing of joint Schedule 13D.

B.*            Power of Attorney of Bruce Kovner (incorporated by reference to Exhibit 99 to the Initial Statement of Beneficial Ownership of Securities on Form 3 filed on behalf of Bruce Kovner with the Securities and Exchange Commission on May 9, 2013).

* Previously filed

Exhibit A
JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Celator Pharmaceuticals, Inc. is filed on behalf of each of the undersigned.

Dated: July 15, 2016

VALENCE LIFE SCIENCES GP II, LLC		CDK ASSOCIATES LLC

		By:	Caxton Corporation,
By:	/s/ Eric W. Roberts		its Manager
Name: Eric W. Roberts
Title: Managing Member
		By:	/s/ Heath Weisberg
Name: Heath Weisberg
VALENCE CDK SPV, LP			Title: General Counsel and Chief Compliance Officer of Caxton Corporation

By:	Valence Life Science GP II, LLC,
its General Partner

By:	/s/ Eric W. Roberts
Name: Eric W. Roberts
Title: Managing Member

ERIC W. ROBERTS		CAXTON CORPORATION

/s/ Eric W. Roberts		By:	/s/ Heath Weisberg
ERIC W. ROBERTS			Name: Heath Weisberg
Title: General Counsel and Chief Compliance Officer of Caxton Corporation

SCOTT MORENSTEIN		BRUCE KOVNER

/s/ Scott Morenstein		/s/ Heath Weisberg
SCOTT MORENSTEIN			Name: Heath Weisberg
Title: Attorney-in-Fact

SK 27550 0001 7203509